U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press Release dated February 15, 2007, relating to the announcement of revision of forecasts of consolidated financial results for the fourth quarter of fiscal year ending December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 15, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Announces Revision of Forecasts of Consolidated Financial Results for the

Fourth Quarter of Fiscal Year Ending December 31, 2006

Tokyo, Japan – February 15, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the forecast of financial results for the fourth quarter of fiscal year ending December 31, 2006, which were announced on October 31, 2006, has been revised as set forth below:

1.	Revision of forecast of financial results for the fourth quarter of FY2006 (U.S. GAAP)

(October 1, 2006 to December 31, 2006)

	(in millions of yen)
	Net Sales	Operating Income	Net Income
Forecast previously published (A)	22,800	7,100	3,800
Revision made (B)	23,300	6,700	5,000
Difference (B-A)	+500	-400	+1,200
Ratio of increase or decrease	+2.2%	-5.6%	+31.6%

2.	Reason for Revision

While our original forecast for the fourth quarter bookings (Non-GAAP: amount of contracts concluded) was 26 billion Yen, up 6% from the same quarter in the previous year, due to stronger than expected revenue growth in North America and EMEA region, we now forecast ending the quarter with bookings of 29 billion Yen, up 18% from the same quarter in the previous year.

According to our revenue recognition policy, only a portion of the additional bookings has been recognized as the sales, while all the costs related to that increase have been expensed, resulting in a negative impact on the quarterly operating profits. As the result, though net sales are slightly ahead of our expectations, operating income forecast is now lower by 5.6% from the original forecast. On the other hand, net income forecast is 31.6% above original forecasts due to higher than expected interest income and a tax rate which is lower than our earlier conservative projection.

In summary, as a result of this revision, compared to the previous forecast of the fourth quarter, there is a increase of 2.2% in Net Sales and a decrease of 5.6% in operating income, and increase of 31.6% in net income, respectively.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

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Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp